Exhibit 99.1

Report on Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Minera Andes Inc. (the “Corporation”) held on July 11, 2011, in Toronto, Ontario (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting.

Full details of the matters for shareholder action can be viewed by accessing the Management Information Circular for the meeting via SEDAR (http://www.sedar.com) (the “Circular”).

1.	Fixing the Numbers of Directors at Seven (7)

The shareholders of the Corporation present in person or by proxy, voted to fix the number of directors of the Corporation at seven (7).

For	Against	Percentage For	Percentage Against
179,548,901	1,331,111	99.26%	0.74%

2.	Election of Directors

The shareholders of the Corporation present in person or by proxy, voted to elect the director nominees proposed by management as described in detail in the Circular.

The following individuals were elected as directors of the Corporation:

Director	For	Withheld	Percentage For	Percentage Withheld
Mr. Allen Ambrose	137,698,656	583,522	99.58%	0.42%
Mr. Richard Brissenden	137,706,934	575,244	99.58%	0.42%
Mr. Victor Lazarovici	136,977,957	1,304,221	99.06%	0.94%
Mr. Allan Marter	137,562,947	719,231	99.48%	0.52%
Mr. Robert McEwen	134,219,730	4,062,448	97.06%	2.94%
Dr. Donald Quick	137,133,285	1,148,893	99.17%	0.83%
Mr. Michael Stein	137,120,922	1,161,256	99.16%	0.84%

3.	Appointment of KPMG LLP as the Auditors of the Corporation

The shareholders of the Corporation present in person or by proxy, voted to appoint KPMG LLP as the Corporation’s auditors and to authorize the directors to set their remuneration.

For	Withheld	Percentage For	Percentage Withheld
179,928,147	951,865	99.47%	0.53%

4.	Stock Option Plan Approval

The shareholders of the Corporation present in person or by proxy, voted to approve the 2011 Stock Option Plan, as fully described in the Circular.

For	Against	Percentage For	Percentage Against
106,523,397	31,758,781	77.03%	22.97%

We trust you will find the foregoing satisfactory.

MINERA ANDES INC.

“Nils F. Engelstad”

Nils. F. Engelstad
Vice President, Corporate Affairs & Corporate Secretary